HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________                   harttrinen@aol.com
Will Hart                       (303) 839-0061               Fax: (303) 839-5414


                                  July 22, 2013


Norman von Holtzendorff
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Vanguard Energy Corporation
            Registration Statement on Form S-3
            File No. 333-187697

     This office represents Vanguard Energy Corporation (the "Company").

     Amendment No. 2 to the above captioned registration statement have been filed with the Commission. In response to the staff's letter of June 28, 2013 the legal opinion, filed as Exhibit 5, has been revised.

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                Very Truly Yours,

                                HART & HART, LLC

                              /s/ William T. Hart

                             By
                                  William T.  Hart